Mail Stop 6010
      November 22, 2005


VIA U.S. MAIL AND FACSIMILE (408) 544-6414

Nathan Sarkisian
Chief Financial Officer
Altera Corporation
101 Innovation Drive
San Jose, CA  95134

      Re:	Altera Corporation
		Form 10-K for the year ended December 31, 2004
      Filed March 11, 2005
		File No. 000-16617

Dear Mr. Sarkisian:


      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Note 2.  Significant Accounting Policies, page 35

Concentrations of Credit Risk, page 37

1. We reference your disclosure that you advance cash to distributors for anticipated price discounts. We see that this amount is recorded as a reduction to deferred income and allowances on sales to distributors. Please further clarify your accounting for the advances to distributors, including how you estimate the amount of the discount to be advanced, whether actual cash is advanced to the distributor or if the amount is issued as a reduction to accounts receivable, and how the advance is ultimately settled. Future filings should also include specific disclosure about your accounting for the advances to distributors.

Revenue Recognition, page 37

2. In addition, please clarify your accounting policy of deferring recognition of revenue on products that are sold to distributors with right of return. Please tell us why you record the trade receivable, relieve inventory and record deferred margin on your balance sheet for these sales and how this complies with SAB 101, SAB 13A.4. and
SFAS 48.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

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Mr. Sarkisian
Altera Corporation
November 22, 2005
Page 2